Exhibit 99.1

Lianhe Sowell International Group Ltd Announces Financial Results for Fiscal Year 2025

Shenzhen, China, August 18, 2025 (GLOBE NEWSWIRE) -- Lianhe Sowell International Group Ltd (Nasdaq: LHSW) (the “Company” or “Lianhe Sowell”), a provider of industrial machine vision products and solutions in China, today announced its financial results for the fiscal year ended March 31, 2025.

Key Financial Performance Highlights of Fiscal Year 2025

●	Revenues were approximately $36.54 million in the fiscal year ended March 31, 2025, which remained at the same level of approximately $36.60 million in 2024. Revenue from sales of software increased approximately 177% to approximately $14.57 million, driven by strengthened marketing efforts that resulted in significant customer growth. Revenue from sales of electronic products decreased approximately 30% to approximately $21.97 million, reflecting a strategic move towards product offerings with higher-margins.

●	Gross profit was approximately $9.58 million in 2025, up from approximately $7.96 million in 2024. Gross margin was approximately 26% in 2025, up about 4 percentage points from 2024, which was driven by increased sales of higher-margin software .

●	Net income was approximately $3.18 million in 2025, reflecting an increase of approximately 13% as compared to net income in 2024.

Mr. Yue Zhu, CEO and Director of the Company commented: “Fiscal 2025 was a year of strategic transformation for Lianhe Sowell. We maintained stable overall revenues while deliberately reshaping our business mix toward higher-margin software solutions, which nearly tripled in sales. This shift, combined with disciplined cost management, expanded our gross margin by four percentage points and drove double-digit growth in net income.”

“We also accelerated innovation in our industrial robotics line, achieving significant milestones in the commercialization of our new generation automated precision vision spray painting robots, both domestically and internationally. The strong market reception, reflected in major orders and deliveries, reinforces our belief that intelligent, automated solutions will be a major growth driver for years to come.”

“Looking ahead, we plan to remain focused on scaling our software and robotics businesses, deepening R&D investment, and executing on our high-margin growth strategy. With our strengthened product portfolio, robust order pipeline, and the planned expansion of our manufacturing capacity, we are confident in our ability to deliver sustainable value to our shareholders and customers worldwide.”

Selected Fiscal Year 2025 Financial Results

	For Fiscal Years Ended March 31
In USD Millions, except %, differences due to rounding.	2025	2024	Variances %
Revenues	36.54	36.60	—
Cost of revenues	26.96	28.64	(6.00)
Gross profit	9.58	7.96	20.26
Gross margin	26.00%	22.00%	4 percentage points
Operating income	3.08	2.98	3.23
Net income	3.18	2.82	12.94

Revenue

Total revenues remained stable, with a slight decrease of approximately $0.06 million, from approximately $36.60 million for the year ended March 31, 2024, to approximately $36.54 million for the year ended March 31, 2025. This was primarily due to a significant increase in software sales, which rose by approximately $9.31 million, or approximately 177%, from approximately $5.27 million in 2024 to approximately $14.57 million in 2025.

However, this gain was partially offset by an approximately $9.36 million, or approximately 30%, decline in revenue from electronic product sales, which fell from approximately $31.33 million in 2024 to approximately $21.97 million in 2025. The drop in electronic product sales resulted from the Company’s strategic shift toward higher-margin offerings and a reduction in lower-margin product lines.

The surge in software sales was driven by enhanced marketing efforts, including increased investment in advertising and promotion, which led to rapid customer growth during the year ended March 31, 2025. Additionally, no revenue was generated from the engineering project in either year due to its suspension.

The following table presents revenues by revenue categories for the years ended March 31, 2025 and 2024, respectively:

	For Fiscal Years Ended March 31,
In USD Millions, except %, differences due to rounding.	2025		2024		Variance
Revenue Category	Amount	% of revenues	Amount	% of revenues	Amount	%
Electronic products	21.97	60.00	31.33	86.00	(9.36)	(30.00)
Software	14. 57	40.00	5.27	14.00	9.31	177.00
Engineering project	—	—	—	—	—	—
Total revenues	36.54	100.00	36.60	100.00	(0.06)	—

Cost of Revenues and Margins

Cost of revenues primarily consists of (i) labor expenses, including salaries, social insurance, and benefits, for employees engaged in operations and product support, and (ii) associated costs of materials and equipment. For the year ended March 31, 2025, cost of revenues was approximately $26.96 million, reflecting a decrease of approximately $1.67 million, or approximately 6%, from approximately $28.64 million in the year ended March 31, 2024. This reduction was mainly attributable to the decline in electronic product sales, as the Company shifted its sales focus toward products with higher gross margins and reduced sales of lower-margin electronic products during the year ended March 31, 2025.

As a result, Lianhe Sowell recorded gross profits of approximately $9.58 million and approximately $7.96 million, with gross margins of approximately 26% and approximately 22% for the years ended March 31, 2025 and 2024, respectively. The overall gross margin increased by approximately 4 percentage points, primarily driven by the growth in software sales, which carry higher margins, during the year ended March 31, 2025 compared to 2024.

Operating Expenses

Selling Expenses

Selling expenses increased by approximately $0.46 million, or approximately 142%, from approximately $0.32 million in 2024 to approximately $0.78 million in 2025, mainly due to higher salary and welfare costs.

Salary and welfare rose by approximately $0.32 million, or approximately 222%, driven by the hiring of additional sales staff to support business promotion in 2025.

General and Administrative Expenses

General and administrative expenses decreased by approximately $0.12 million, or approximately 5%, from approximately $2.37 million in 2024 to approximately $2.25 million in 2025.

The decline was primarily due to a reduction in professional fees of approximately $0.29 million, or approximately 41%, mainly from lower payments to the Company’s independent auditor. Meanwhile, provision for doubtful accounts and rental and property management fees increased by approximately $0.06 million, or approximately 5%, and approximately $0.06 million, or approximately 66%, respectively.

Research and Development Expenses

Research and development expenses were approximately $3.46 million in 2025, up approximately $1.18 million, or approximately 51%, from approximately $2.29 million in 2024.

The increase was mainly due to higher spending on third-party R&D services, which rose by approximately $1.23 million, or approximately 76%.

Net Income

As a result of the foregoing, the Company reported a net income of approximately $3.18 million for the year ended March 31, 2025, compared to a net income of approximately $2.82 million for the year ended March 31, 2024.

Recent Developments

On July 24, 2025, Lianhe Sowell announced the successful export and commissioning of 10 sets of its new generation automated precision vision spray painting robots (the “Spray-Painting Robots”) to South Korean client MM Motors Co., Ltd.

On July 10, 2025, Lianhe Sowell announced the successful delivery of one of its Spray-Painting Robots to Mercedes-Benz Asia’s largest Body & Paint center in Beijing, China.

On June 05, 2025, Lianhe Sowell announced entry into sales agreements with seven equipment sales agents for sales of 500 Spray-Painting Robots with full delivery estimated to be completed by Q1 2026. Total sales amount of the order is approximately RMB200 million.

On May 12, 2025, Lianhe Sowell announced it received a letter of intent (the “LOI”) from Hangzhou Yuhang Economic Development Equity Investment Fund, for a funding of no more than RMB200 million. The Company plans to use the proceeds primarily to support research and development of its Spray-Painting Robots and in the construction of its manufacturing base in Hangzhou, Zhejiang province.

On April 04, 2025, Lianhe Sowell completed an initial public offering on the Nasdaq Capital Market to raise aggregate gross proceeds of $8 million, before deducting underwriting discounts and other offering expenses.

About Lianhe Sowell International Group Ltd

Lianhe Sowell International Group Ltd (Nasdaq: LHSW) provides industrial vision and industrial robotics solutions. With expertise in the field of machine vision and intelligent equipment, the Company specializes in smart transportation, industrial automation, artificial intelligence, and machine vision. Committed to offering comprehensive intelligent solutions to customers worldwide, the Company continuously advances the intelligent transformation of various industries through technological innovation. For more information, please visit: http://www.sowellrobot.com/

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” “plan” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other risk factors discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Lianhe Sowell International Group Ltd
ir@sowellrobot.com

WFS Investor Relations Inc.
Janice Wang
Email: services@wealthfsllc.com
Phone: +86 13811768599
+1 628 283 9214

LIANHE SOWELL INTERNATIONAL GROUP LTD
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2025 and 2024

(Stated in US Dollars)

	As of March 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$108,745	$206,187
Accounts receivable, net	19,144,103	13,272,976
Prepayments, deposits and other receivables, net	3,321,253	1,200,827
Amount due from related parties, net	69,514	795,924
Amount due from shareholders,	413,350	—
Total current assets	23,056,965	15,475,914

Non-current assets:
Property and equipment, net	67,083	85,370
Intangible assets, net	42,321	11,566
Operating lease right-of-use asset, net	120,918	368,687
Prepayments	6,035,922	2,188,400
Deferred initial public offering (“IPO”) costs	921,217	708,983
Deferred tax assets	484,704	290,967
Total non-current assets	7,672,165	3,653,973

TOTAL ASSETS	$30,729,130	$19,129,887

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term bank loans	$1,996,775	$1,661,981
Current portion of long-term bank loan	47,247	—
Short-term other borrowing	55,121	—
Loan from a shareholder	—	185,867
Accounts payable	11,782,429	4,795,154
Accrued expenses and other payables	2,863,896	2,624,910
Income tax payable	631,419	455,675
Contract liabilities	500,246	791,265
Operating lease liability – current	123,645	258,709
Warranty provision	1,311	26,459
Amount due to related parties	19,928	9,276
Amount due to shareholders	628,076	68,954
Total current liabilities	18,650,093	10,878,250

Non-current liabilities:
Operating lease liability – non-current	—	113,394
Non-current portion of long-term bank loan	287,872	289,323
Long-term other borrowing	137,804	—
Total non-current liabilities	425,676	402,717

TOTAL LIABILITIES	$19,075,769	$11,280,967

SHAREHOLDERS’ EQUITY
Ordinary shares, par value $0.0001; 500,000,000 shares authorized, 50,000,000 shares issued and outstanding as of March 31, 2025 and 2024, respectively	$5,000	$5,000
Subscription receivables	—	(5,000)
Additional paid-in capital	4,374,056	3,688,178
Statutory reserve	297,656	159,109
Retained earnings	6,994,445	4,008,330
Accumulated other comprehensive loss	(75,549)	(6,547)
Equity attributable to the shareholders of the Company	11,595,608	7,849,070

Non-controlling interests	57,753	(150)
Total shareholders’ equity	11,653,361	7,848,920

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$30,729,130	$19,129,887

LIANHE SOWELL INTERNATIONAL GROUP LTD
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

(Stated in US Dollars)

	For the years ended March 31,
	2025	2024	2023
Revenue from third parties	$36,539,846	$36,032,665	$13,070,586
Revenue from a related party	—	566,002	—
REVENUES	$36,539,846	$36,598,667	$13,070,586

COST OF REVENUES	(26,964,611)	(28,636,850)	(9,715,604)

GROSS PROFIT	9,575,235	7,961,817	3,354,982

OPERATING EXPENSES
Selling expenses	(782,523)	(322,961)	(251,422)
General and administrative expenses	(2,250,827)	(2,369,855)	(821,432)
Research and development expenses	(3,462,715)	(2,286,141)	(449,828)
Total operating expenses	(6,496,065)	(4,978,957)	(1,522,682)

OPERATING INCOME	3,079,170	2,982,860	1,832,300

OTHER INCOME (EXPENSE), NET
Interest income	270	696	347
Interest expense	(101,713)	(57,941)	(60,242)
Other income	166,936	203,461	71,586
Other expense	(47,325)	(201,629)	(3,639)
Disposal gain of a subsidiary	60,622	—	—
Total other income (expense), net	78,790	(55,413)	8,052

INCOME BEFORE INCOME TAXES	3,157,960	2,927,447	1,840,352
Benefit from (provision for) income taxes	24,605	(109,622)	(230,297)
NET INCOME	3,182,565	2,817,825	1,610,055
Less: net income (loss) attributable to non-controlling interests	57,903	(89)	(55)
Net income attributable to shareholders of the Company	3,124,662	2,817,914	1,610,110

Other comprehensive loss
Foreign currency translation adjustment	(69,002)	(187,115)	(100,009)
Total comprehensive income	3,113,563	2,630,710	1,510,046
Less: comprehensive income (loss) attributable to non-controlling interests	57,903	(89)	(55)
	$3,055,660	$2,630,799	$1,510,101

Earning per share – basic and diluted	$0.06	$0.06	$0.03

Basic and diluted weighted average shares outstanding	50,000,000	50,000,000	50,000,000